UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 2, 2016

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **Appointment of a Non-Executive Director**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

AngloGold Ashanti Announces a Change to the Board of Directors

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti is pleased to announce the appointment of Sindiswa (Sindi) Zilwa as an Independent Non-Executive Director to its Board of Directors, with effect from 1 April 2017.

Sindi is well regarded in the areas of accounting, auditing and business management. She has extensive board and audit committee experience in the public and private sectors, and currently sits on the boards of Discovery Limited, Aspen Limited, Metrofile Limited and Gijima Group Limited (unlisted). She is the CEO and co-founder of Nkonki Inc, a registered firm of auditors and advisors established in 1993. Sindi is a Chartered Accountant (SA) and a Chartered Director (SA).

"I'm delighted to welcome such an experienced and well regarded professional to our Board", Sipho Pityana, Chairman of the AngloGold Ashanti Board said. *"Sindi's extensive experience will add further depth to the Board's financial and strategic capabilities".*

ENDS

2 December 2016

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Forward-Looking Information and Non-GAAP Financial Measures

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 2, 2016

By:	/s/ M E SANZ PEREZ
Name:	M E Sanz Perez
Title:	EVP: Group Legal, Commercial & Governance